

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

<u>Via E-mail</u>
Mr. Charles Constanti
Chief Financial Officer
CareDX, Inc.
3260 Bay Shore Boulevard
Brisbane, California 94005

   Re: **CareDX, Inc.**
     Form 10-K for the Year Ended December 31, 2015
     Filed March 29, 2016
     File No. 001-36536

Dear Mr. Constanti:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Accounting Branch Chief
       Office of Beverages, Apparel and
       Mining